

July 8, 2010

Via U.S. mail and facsimile

Mr. Mark C. Rohr
Chairman and Chief Executive Officer
Albemarle Corporation
451 Florida Street
Baton Rouge, LA 70801

>   RE: **Form 10-K for the year ended December 31, 2009**
>   **Form 10-Q for the period ended March 31, 2010**
>   **Definitive Proxy Statement on Schedule 14A filed March 9, 2010**
>   **File No. 1-12658**

Dear Mr. Rohr:

        We have reviewed your response letter dated July 1, 2010 and have the following additional comment.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Consolidated Financial Statements

Note 17 – Pension Plans and Other Postretirement Benefits, page 72

1. We note your response to comment eight from our letter dated June 10, 2010. Please provide us with an example of how you will revise your disclosures in future filings to more clearly explain how you have determined the fair value of your Absolute Return investments as of each reporting date. In particular, your disclosures should provide information about the valuation techniques and inputs used to measure fair value and a discussion of changes in valuation techniques and inputs, if any, during the period.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief